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EXHIBIT 2.1


                            ASSET PURCHASE AGREEMENT


THIS ASSET PURCHASE AGREEMENT ("Agreement") is entered into on September 23, 2004 (the "Effective Date of Purchase Agreement", hereinafter EDPA) by and between, netGuru, Inc., ("NGI"), on the one side, and Reliance Consulting, Inc. ("Reliance") on the other side. NGI and Reliance may individually be referred to as "Party" and collectively referred to as the "Parties" hereunder.


                                    RECITALS

         WHEREAS, NGI is the owner of an online prepaid calling card business known as www.netguruphone.com, more fully defined in Schedule I attached hereto (the "Business").

         WHEREAS, NGI desires to sell to Reliance and Reliance desires to purchase the assets of the Business on the terms and conditions stated herein;

         Therefore, in consideration of the promises and mutual covenants and agreements set forth herein, the parties agree as follows:


1. PURCHASE. NGI hereby sells to Reliance and Reliance hereby purchases from NGI the assets of the Business from the Effective Date subject to satisfaction of the conditions and payment terms set forth in Section 2 hereunder. The obligations and duties of NGI are set forth in the attached Schedule I. The obligations and duties of Reliance are set forth in the attached Schedule II.

2. PAYMENT TERMS. The payment terms for purchase of the Business by Reliance from NGI are set forth in the attached Schedule II. Reliance's failure to tender payment in accord with this Section 2 shall be deemed a material breach of this Agreement and render this Agreement null and void.

3. TITLE TO THE ASSETS. Title to the assets of the Business shall vest with Reliance upon NGI's receipt of full payment for the Business as set forth in
Schedule II. At no time shall title to the Business pass to Reliance until such time that NGI actually receives full payment from Reliance.

4. TAXES AND OTHER ASSESSMENTS. Reliance shall be responsible for, and shall hold NGI harmless from, all taxes (including sales, use, excise, personal property, ad valorem, stamp, documentary and other taxes, but excluding any Federal income taxes of NGI or any state or local taxes imposed upon or measured by net income of NGI, in consequence of the receipt of payments provided for in this Agreement), license fees, assessments, charges, fines, penalties, currently or later levied or imposed by any state, local, Federal or foreign authority (all such liabilities, expenses, taxes, license fees, assessments, charges, fines, penalties, being called "Assessments") upon or in connection with or measured by this Agreement or any sale, rental, use, payment, shipment, delivery or transfer of title, all of which Assessments Reliance assumes and agrees to pay on demand in addition to the other payments to be made by it provided for in this Agreement. Reliance will also pay promptly all Assessments which may be imposed upon the Business or for the use or operation of it or on the earnings arising from it (except as provided above) or on NGI solely by reason of the ownership of it.

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5. INDEMNIFICATION. Except as otherwise provided in this Agreement, both Parties assume liability for, and agree to indemnify, protect and keep harmless, each other, their agents, successors and assign from and against any and all liabilities, obligations, losses, damages, injuries, claims, demands, penalties, actions, costs and expenses, including reasonable attorney's fees, of whatever kind and nature, arising out of the use, condition (including but not limited to, latent and other defects and whether or not discoverable by Reliance, or
NGI), operation, ownership, selection, delivery, leasing or return of any item of the Business, regardless of where, how and by whom operated, or any failure on the part of either Party to perform or comply with any conditions of this Agreement. The indemnities and assumptions of liabilities and obligations in this Agreement provided for shall continue in full force and effect notwithstanding the expiration or other termination of this Agreement.

6. WAIVER OF COMPLIANCE WITH BULK SALES LAWS. Reliance hereby waives its right to require compliance with any bulk sales or similar laws and, in consideration therefore, Reliance agrees to indemnify and save and hold NGI harmless from any liabilities (including without limitation statutory penalties, damages or expenses (including reasonable attorneys' fees), arising from the failure of Reliance or NGI to comply with any bulk sales or similar law applicable to the transactions contemplated by this Agreement.

7. CONFIDENTIAL INFORMATION. During the term of this Agreement, either party may receive or have access to technical information, including without limitation source code, as well as information about product plans and strategies, promotions, customers and related non-technical business information which the disclosing party considers to be confidential ("Confidential Information").

         7.1.1 PROTECTION OF CONFIDENTIAL INFORMATION. The receiving party will protect any such Confidential Information of the disclosing party from unauthorized disclosure to third parties with the same degree of care as the receiving party uses for its own similar information for a period of three (3) years from the date of disclosure, unless otherwise provided in this Agreement. The foregoing restriction will not apply to any information which is (i) already known by the receiving party prior to disclosure, (ii) independently developed by the receiving party prior to or independent of the disclosure, (iii) publicly available,
         (iv) rightfully received from a third party without a duty of confidentiality, (v) disclosed under operation of law, (vi) disclosed by the receiving party with the disclosing party's prior written approval, or (vii) disclosed to Subsidiaries.

8. TERM. The term of this Agreement shall commence on the Effective Date of Purchase Agreement (EDPA) and conclude upon fulfillment of the payment terms set forth in the attached Schedule II ("Term"), unless terminated prior to the Term in the Event of Default as defined hereunder.

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9. EVENTS OF DEFAULT. Reliance shall be in default under this Agreement upon the happening of any of the following events or conditions ("Events of Default") pursuant to the terms of this Agreement: (a) Reliance fails to tender the $30,000 payment on or before the Effective Date of Purchase Agreement; (b) Reliance fails to tender any payment set forth in Schedule II or fulfill any of the terms of this Agreement; or (c) Any representation or warranty of Reliance contained in this Agreement shall prove to be untrue or incorrect in any material respect. NGI shall be in default under this Agreement upon the happening of any of the following events or conditions ("Events of Default") pursuant to the terms of this Agreement: (a) NGI fails to make available to Reliance complete administrative access to the Website: www.netguruphone.com within one business day after receiving the initial payment set forth in
Schedule II; (b) NGI fails to make available to Reliance in an electronic file format, the complete retail customer information list (approximately 33,000 customers) within one business day after receiving the initial payment set forth in Schedule II; (c) Any representation or warranty of NGI contained in this Agreement shall prove to be untrue or incorrect in any material respect.

10. REMEDIES. Upon the occurrence of any Event of Default by either party as set forth in Section 9 above, and later at any later time (unless such default shall have been waived by the other Party), each Party may without any further notice exercise any one or more of the following remedies:
(a) Declare the outstanding payment (owed by Reliance) or refund of initial down payment (owed to Reliance) to be immediately due and payable;
(b) Terminate this Agreement as to sale of the Business;
(c) Take possession of the assets of the Business, and for this purpose enter upon any premises of the Party in Default and remove the assets of the Business, without any liability or suit, action or other proceeding by the Party in Default;
(d) Proceed by appropriate action either at law or in equity to enforce performance by the Party in Default of the applicable covenants of this Agreement or to recover damages for the breach of them; or
(e) Exercise any other rights accruing to either Party under any applicable law upon a default by the other Party.

11. ATTORNEY'S FEES. If any party to this Agreement shall bring any action or proceeding for any relief against the other, declaratory or otherwise, arising out of this Agreement, the losing party shall pay to the prevailing party a reasonable sum for attorney fees and costs incurred in bringing or defending such action or proceeding and/or enforcing any judgment granted therein, all of which shall be deemed to have accrued upon the commencement of such action or proceeding and shall be paid whether or not such action or proceeding is prosecuted to final judgment. Any judgment or order entered in such action or proceeding shall contain a specific provision providing for the recovery of attorney fees and costs, separate from the judgment, incurred in enforcing such judgment. For the purpose of this section, attorney fees shall include, without limitation, fees incurred in the following: (1) post judgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation. This Section is intended to be expressly severable from the other provisions of this Agreement.

12. NOTICES. Any notice, demand, approval, consent, or other communication required or desired to be given under this Agreement shall be in writing and directed to the party involved at the address set forth on the signature page to this Agreement (delivery of the copies shall be a condition to the validity of any notice. All notices, demands, requests, or replies provided for or permitted by this Agreement shall be in writing and may be delivered by any one of the

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following methods: (1) by personal delivery; or (2) by prepaid deposit with an overnight express delivery service; or (3) certified registered mail, return receipt requested; or (4) by facsimile transmission with receipt confirmation. Notice by overnight express delivery service shall be deemed effective on the date received. Notice by personal delivery shall be deemed effective at the time of personal delivery. Notice also may be given by means of electronic facsimile transmission ("fax"); provided, however, that in order for a fax notice to be deemed effective on the day received the fax must be received by 5:00 P.M. California time. Each party shall have the right to designate a different address within the United States of America by the giving of notice in conformity with this Section.

13. GOVERNING LAW. This Agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the State of California, without reference to the principles governing the conflict of laws applicable in that or any other jurisdiction. Additionally, the parties consent to personal jurisdiction exclusively in the State and Federal courts of Orange County, California with respect to any action, claim or proceeding arising out of this Agreement.

14. FURTHER ASSURANCES. The Parties agree to promptly execute such additional documents and take such further actions as may be necessary or convenient to consummate the transactions contemplated by this Agreement and to carry out the intent and purpose of the provisions of this Agreement.

15. ADVICE OF COUNSEL. The Parties acknowledge that, in connection with the negotiations and preparation of this Agreement, they have been advised by counsel of their choice of the contents herein and that they fully and completely understand the terms and conditions of this Agreement.

16. SEVERABILITY AND REFORMATION. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. In the event that any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, such provision shall be deemed to be modified to the extent necessary for the provision to be legally enforceable to the fullest extent permitted by applicable law. Any court of competent jurisdiction may enforce or modify any provision of this Agreement in order that the provision will be enforced by the court to the fullest extent permitted by applicable law.

17. BINDING EFFECT. This Agreement shall be binding upon each party hereto and the heirs, successors, and permitted assigns of the parties hereto. Each party represents and warrants to the other party that: (i) this Agreement is a legal, valid, and binding obligation of such party enforceable against such party in accordance with its terms; and (ii) the execution, delivery, and performance of this Agreement by such party do not require any authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body.

18. ENTIRE AGREEMENT. This Agreement, together with all Schedules and other attachments to this Agreement (which are incorporated herein by this reference),
(i) contain the entire agreement and understanding between the parties with respect to the subject matter hereof; and (ii) supersede all prior agreements, negotiations, representations, and proposals, written and oral, relating to the subject matter. This Agreement may be supplemented and/or amended only by a writing signed by both NGI and Reliance.

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19. ASSIGNMENT. Neither party shall assign any of its rights or obligations hereunder, in whole or in part, without the prior written approval of the other party. Any attempt by any party to assign or transfer any of its rights or obligations under this Agreement in violation of this Section shall be considered void and shall be deemed a material breach of this Agreement. However, NGI shall have no objection to any sublease of the Equipment described herein to any third party.

20. SURVIVAL. The provisions of Sections 3, 4, 5, 6, 7, 9, 10 11 and 13 shall survive the expiration or termination of this Agreement.

21. NO WAIVER. The failure of any party to exercise any right or remedy under this Agreement shall not constitute a waiver of such right or remedy, and the waiver of any violation or breach of this Agreement by a party shall not constitute a waiver of any prior or subsequent violation or breach. No waiver under this Agreement shall be valid unless in writing and executed by the waiving party,

22. HEADINGS. Headings in this Agreement are for reference and convenience only and shall not be used to interpret or construe its provisions.

23. COUNTERPARTS. This Agreement may be signed in one or more counterparts, each of which shall be considered an original, but all of which, taken together, shall constitute this Agreement; provided, however, that this Agreement shall be of no force or effect until executed by all parties hereto. Facsimile transmitted signatures shall be fully binding and effective for all purposes.


EXECUTED as of the EDPA set forth above.

NGI:                                         RELIANCE:
----                                         ---------

NETGURU, INC.                                RELIANCE CONSULTING, INC.

By                                           By
  -----------------------------------          ---------------------------------

Santanu Das                                  Kamala Kannan
-------------------------------------        -----------------------------------
Print Name                                   Print Name

Chief Operating Officer                      CEO/President
-------------------------------------        -----------------------------------
Title                                        Title

NGI's Address for Notices:                   Reliance's Address for Notices:
--------------------------                   -------------------------------

22700 Savi Ranch Parkway                     746 Magnolia Avenue
Yorba Linda, CA 92887                        Long Beach, CA 90813
Attention: COO                               Attention: Kamala Kannan
Facsimile:  (714) 974-4771                   Facsimile: (562) 437-2481


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                        SCHEDULE I - NETGURU OBLIGATIONS

This Schedule is made a part of that certain Asset Purchase Agreement dated as of the EDPA between NGI and Reliance ("Agreement"). All defined capitalized terms used in this Schedule shall have the meanings defined for such terms as set forth in the Agreement. In the event of any conflict between the provisions of the Agreement and the provisions of this Schedule, the provisions of this Schedule shall control.

NETGURU OBLIGATIONS:
-------------------

1. NGI will sell the website: "netguruphone.com", excluding the e-commerce engine that facilitates the credit card transactions (the "Website"), and its entire customer-information-base (current, active and inactive customers, approximately 33,000 customers, the "Business") to Reliance. Notwithstanding the foregoing, NGI shall be permitted to access and utilize the customer-information base for any purpose not related to the prepaid calling card business.

2. NGI will arrange to expedite the Responsible Organization for Toll Free Service ("RESP-ORG") to Reliance, the switch access numbers, including toll-free numbers for debit-access and customer service, and any local-access numbers.

3. Upon execution of the Agreement and after receipt of the $30,000 payment from Reliance, NGI will release to Reliance the administrative and other login information on: a) the Website (including the related data resident in the backend server); b) the NTS (so Reliance can transfer the customer database to its own switch); and c) the STX switch (so reliance can mirror the carrier configurations currently on NGI's switch on its own switch). Access to the NTS and STX is temporary and only provided until the data-transfer and configurations are completed. Estimated time of completion is one week.

4. NGI will keep active/alive the links to " www.netguruphone.com " on its main Website and "netguruindia.com" for a period of 18 months from the EDPA. After 18 months, hosting of the Website and maintaining active links shall be subject to mutually agreed upon terms and rates between the Parties. In the event Reliance sells, transfers, assigns, disposes of or otherwise shuts down the Website for any reason, NGI shall not be obligated to continue keeping the links active/alive upon such occurrence.

5. NGI will make available to Reliance, any technical work that may be required to maintain the back-end server and database of the Website(within 3 business days upon request for routine and non-emergency work), including but limited to existing modules/tables/structures. In the event of a technical emergency with the Website, NGI will render technical assistance in terms of human resources and time of response as it would normally do for its own websites or commercial engines. While Reliance will have the right to change/modify/add modules to the back-end server, NGI will not be responsible for maintaining the changed settings. In as much that there are no changes, NGI will assist Reliance in maintaining the existing modules. Reliance acknowledges that the Website is provided "as is" and that changes to the Website requested by Reliance from NGI shall be subject to additional compensation to NGI pursuant to separate written agreement between the Parties.

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6. NGI shall provide to Reliance, a short-list of suspicious or potentially fraudulent customers. NGI shall be responsible for the costs arising from any fraudulent retail transactions completed before the date that the RESP-ORG process by the current carrier is completed and the switch access numbers and customer service numbers start ringing on Reliance's switch ("Effective Date of Revenues and Costs Reckoning", hereinafter "EDRCR"). Any retail fraudulent transactions made by any new retail customers acquired by Reliance after the EDRCR will be the responsibility of Reliance. Any retail fraudulent transactions made by any existing customers not on the short-list during a one-month transition period after the EDRCR shall be the responsibility of NGI.

7. NGI shall issue a tax-exemption certificate to the effect that Reliance shall be solely responsible for any taxes, assessments and regulatory fees for revenues going forward, but NGI shall be responsible for any tax liabilities already accrued prior to the EDRCR.


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                 SCHEDULE II- RELIANCE DUTIES AND PAYMENT TERMS

This Schedule is made a part of that certain Asset Purchase Agreement dated as of the EDPA between NGI and Reliance ("Agreement"). All defined capitalized terms used in this Schedule shall have the meanings defined for such terms as set forth in the Agreement. In the event of any conflict between the provisions of the Agreement and the provisions of this Schedule, the provisions of this Schedule shall control.

RELIANCE OBLIGATIONS:
--------------------

1. Reliance will acquire the website: " www.netguruphone.com " (the "Website") and its entire customer-information-base (current, active and inactive customers, approximately 33,000 customers) from NGI (the "Business").

2. The total purchase price to purchase the assets of the Business will be US$130,000, payable as follows:

         a) On or before the EDPA, Reliance shall pay NGI the sum of US$30,000.00 to purchase the Business (the "Payment"). The Payment shall be made by electronic wire transfer to NGI's bank account: Union Bank of California, Account No. 4500154271, Routing No. 122000496. The Payment shall be paid without notice, demand, counterclaim, setoff, deduction, recoupment or defense, and without abatement, suspension, deferment, diminution or proration by reason of any circumstance or occurrence.

         b) Two (2) consecutive monthly payments of US$30,000.00 each shall be due and payable on or before November 1, 2004 and December 1, 2004. Each of these payments shall be equal to the total retail sales for the months of October 2004 and November 2004 respectively, but limited to a maximum of $30,000.00 for each month. If the sale in either of these months is less than $30,000.00, the payment shall be in the amount of the sales for that month. If the sale in either of these months is more than $30,000.00, the payment for that month shall be $30,000.00. The balance of $40,000.00 shall be paid in four (4) consecutive installments on Jan 1, 2005, February 1, 2005, March 1, 2005 and April 15, 2005 of $10,000.00 for each given each. Any adjustments that may be need to be made from the payments of November 2004 and December 2004 shall be made good during the last four (4) installment payments. Irrespective of the installment payments, the total purchase price for the Business of $130,000.00 shall be due and payable by Reliance on or before April 15, 2005.

         c) Reliance acknowledges that all revenues from the phone card sales shall be booked by NGI during the Term hereunder. NGI shall pay Reliance on or before the 5th day of the following month, the difference between the sales in that month and the maximum payment due for that month.

3. Reliance shall be responsible for and shall be invoiced for any bank charges and fees associated with the retail transactions (credit-card, check processing, account fees, etc.) from the EDRCR. The invoice will be due and payable upon receipt by Reliance. Any and all unpaid invoice amounts shall be due and payable by Reliance on or before April 15, 2005.

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4. NGI shall retain all revenues received from phone card sales prior to the
EDRCR. Reliance shall assume and be solely responsible for any deferred balances of retail calling cards that have already been purchased by customers prior to the EDRCR and all customer service related thereto. Any costs of goods from telephone and long-distance carriers will be the responsibility of NGI until the EDRCR. All cost of goods thereafter shall be the responsibility of Reliance.


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